UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sears Holdings Corporation

(Exact name of the registrant as specified in its charter)

Delaware	001-36693	20-1920798
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

3333 Beverly Road, Hoffman Estates, Illinois	60179
(Address of principal executive offices)	(Zip code)

Katherine Waity-Fontanetta (847) 286-4567

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1. Conflict Minerals Disclosure

Items 1.01 and 1.02 - Conflict Minerals Disclosure And Report

Sears Holdings Corporation (“Sears Holdings”) is a holding company that conducts operations through its subsidiaries, and is the parent company of Kmart Holding Corporation and Sears, Roebuck and Co. (collectively, the “Domestic Operating Companies”). On April 4, 2014, Sears Holdings completed the separation of its Lands’ End business through a spin-off transaction, and on October 16, 2014, Sears Holdings completed the de-consolidation of Sears Canada Inc. (“Sears Canada”) through a rights offering of 40 million common shares of Sears Canada.

Conflict Minerals Disclosure

The Conflict Minerals Report of the Domestic Operating Companies (“Domestic Operating Companies CMR”) for the calendar year ending December 31, 2014 is filed herewith as Exhibit 1.01(a) and is available, together with the Domestic Operating Companies’ Conflict Minerals Policy, at: http://www.searsholdings.com/compliance/conflict-minerals.

Sears Canada, which files reports under the Exchange Act as a Canadian foreign private issuer, is subject to Rule 13p-1, and has prepared and filed a Form SD with the Commission on June 1, 2015 (“Sears Canada Form SD”), which contains as an exhibit a Conflict Minerals Report relating to its own activities for the calendar year ending December 31, 2014 (“Sears Canada CMR”). The Domestic Operating Companies CMR does not set out descriptions of the activities of Sears Canada. Conflict mineral disclosures relating to Sears Canada are incorporated into the Domestic Operating Companies CMR by reference to the Sears Canada CMR, as filed with the Commission. The Sears Canada CMR is filed herewith as Exhibit 1.01(b) and is available, together with the Sears Canada Conflict Minerals Policy, at http://www.searscsr.ca/Our-Products/Ethical-Sourcing.

Lands’ End, which files reports under the Exchange Act, is subject to Rule 13p-1, and has prepared and filed a Form SD with the Commission on June 1, 2015 (“Lands’ End Form SD”) which contains as an exhibit a Conflict Minerals Report relating to its own activities for the calendar year ending December 31, 2014 (“Lands’ End CMR”). The Domestic Operating Companies CMR does not set out descriptions of the activities of Lands’ End. Conflict mineral disclosures relating to Lands’ End are incorporated into the Domestic Operating Companies CMR by reference to the Lands’ End CMR, as filed with the Commission. The Lands’ End CMR is filed herewith as Exhibit 1.01(c) and is available, together with the Lands’ End Conflict Minerals Policy, at http://www.landsend.com/sustainability.

Information contained on, or accessible through, internet websites is not a part of this Report.

Section 2. Exhibits

Item 2.01 Exhibits

Exhibit 1.01(a) – The Domestic Operating Companies’ Calendar Year 2014 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Exhibit 1.01(b) – Sears Canada Inc.’s Calendar Year 2014 Conflict Minerals Report (incorporated by reference to Exhibit 1.02 to the Form SD filed with the Commission by Sears Canada, Inc. (Commission File Number 000-54726) on June 1, 2015).

Exhibit 1.01(c) – Lands’ End, Inc.’s Calendar Year 2014 Conflict Minerals Report (incorporated by reference to Exhibit 1.02 to the Form SD filed with the Commission by Lands’ End, Inc. (Commission File Number 001-09769) on June 1, 2015).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Sears Holdings Corporation

By:	/s/ Robert A. Riecker	Date: June 1, 2015
Vice President, Controller and Chief Accounting Officer

Exhibit Index

Exhibit 1.01(a) – The Domestic Operating Companies’ Calendar Year 2014 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Exhibit 1.01(b) – Sears Canada Inc.’s Calendar Year 2014 Conflict Minerals Report (incorporated by reference to Exhibit 1.01 to the Form SD filed with the Commission by Sears Canada, Inc. (Commission File Number 000-54726) on June 1, 2015).

Exhibit 1.01(c) – Lands’ End, Inc.’s Calendar Year 2014 Conflict Minerals Report (incorporated by reference to Exhibit 1.01 to the Form SD filed with the Commission by Lands’ End, Inc. (Commission File Number 001-09769) on June 1, 2015).